MARWICH II, LTD.

CERTIFICATE OF DESIGNATION
OF
SERIES B PREFERRED STOCK

(Pursuant to Section 78.1955 of the Nevada Revised Statutes)

The undersigned, an authorized officer of Marwich II, Ltd., a Nevada corporation (the “Corporation”), in accordance with the provisions of Section 78.1955 of the Nevada Revised Statutes, does hereby certify that the following resolution was duly adopted by the Board of Directors of the Corporation on July 19, 2007:

RESOLVED, that the Board of Directors, pursuant to authority expressly vested in it by the provisions of the Articles of Incorporation of the Corporation, hereby authorizes the issuance of a series of Preferred Stock, par value $0.001 per share, of the Corporation, and hereby fixes the designation, preferences, rights and the qualifications, limitations and restrictions thereof, in addition to those set forth in the Articles of Incorporation of the Corporation, as follows:

A series of Preferred Stock consisting of 7,235,402 shares is hereby designated “Series B Preferred” and shall have the rights, preferences, privileges, restrictions and other matters set forth herein, in addition to those already set forth in the Corporation's Articles of Incorporation.

1. Definitions. For purposes of this Certificate, the following definitions shall apply:

(a) “Closing Sales Price” means, for any security as of any date, the last sales price of such security on the principal trading market where such security is listed or traded as reported by Bloomberg Financial Markets (or a comparable reporting service of national reputation selected by the Corporation if Bloomberg Financial Markets is not then reporting closing sales prices of such security) (collectively, “Bloomberg”), or if the foregoing does not apply, the last reported sales price of such security on a national exchange or in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no such price is reported for such security by Bloomberg, the average of the bid prices of all market makers for such security as reported in the “pink sheets” by the National Quotation Bureau, Inc., in each case for such date or, if such date was not a trading day for such security, on the next preceding date that was a trading day. If the Closing Sales Price cannot be calculated for such security on any of the foregoing bases, the Closing Sales Price of such security on such date shall be the fair market value as reasonably determined by an investment banking firm selected by the Corporation, with the costs of such appraisal to be borne by the Corporation.

(b) “Convertible Securities” shall mean any evidences of indebtedness, Preferred Stock, or other securities convertible into or exchangeable for Common Stock.

(c) “Distribution” shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise (other than dividends on Common Stock payable in Common Stock), or the purchase or redemption of shares of the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any shareholder, (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of (a) a majority of the Common Stock and (b) a majority of the Preferred Stock of the Corporation voting as separate classes.

(d) “Dividend Rate” shall mean an annual rate of 5% of the Original Issue Price per share for the Series B Preferred Stock (as appropriately adjusted for any Recapitalizations).

(e) “Liquidation Preference” shall mean the Original Issue Price per share for the Series B Preferred Stock (as appropriately adjusted for any Recapitalizations).

(f) “Options” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(g) “Original Issue Date” shall mean the date upon which the first of such shares of Preferred Stock is first issued.

(h) “Original Issue Price” shall mean $3.00 per share for the Series B Preferred Stock (as appropriately adjusted for any Recapitalizations).

(i) “Recapitalization” shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

(j) “Resale Registration Statement” shall mean a registration statement on Form S-1 or Form SB-2 (or, if Form S-1 or Form SB-2 is not then available to the Corporation, on such form of registration statement as is then available) to effect a registration for resale of shares of the Corporation’s Common Stock issuable upon conversion of the Corporation’s Series B Preferred Stock pursuant to the Amended and Restated Registration Rights Agreement dated as of September 5, 2006, entered into by American Ethanol, Inc. and holders of its Preferred Stock.

2. Dividends.

(a) Series B Preferred Stock. In any calendar year, the holders of outstanding shares of Series B Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock until all declared dividends on the Series B Preferred Stock have been paid or set aside for payment to the Series B Preferred Stock holders. Payment of any dividends to the holders of the Series B Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Rates for any other series of Preferred Stock. The right to receive dividends on shares of Series B Preferred Stock shall not be cumulative, and no right to such dividends shall accrue to holders of Series B Preferred Stock by reason of the fact that dividends on said shares are not declared or paid in any calendar year.

(b) Additional Dividends. Subject to the rights of any other series of Preferred Stock, after the payment or setting aside for payment of the dividends described in Section 2(a), any additional dividends (other than dividends on Common Stock payable solely in Common Stock) declared or paid in any fiscal year shall be declared or paid among the holders of the Series B Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 4 hereof).

(c) Non-Cash Distributions. Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

3. Liquidation Rights.
(a) Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Series B Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Series B Preferred Stock. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Series B Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series B Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

(b) Remaining Assets. After the payment to the holders of Series B Preferred Stock of the full preferential amounts specified above, the entire remaining assets of the Corporation legally available for distribution by the Corporation shall be distributed with equal priority and pro rata among the holders of the Common Stock in proportion to the number of shares of Common Stock held by them.
(c) Reorganization. For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (a) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) that results in the voting securities of the Corporation outstanding immediately prior thereto failing to represent immediately after such transaction or series of transactions (either by remaining outstanding or by being converted into voting securities of the surviving entity or the entity that controls such surviving entity) a majority of the total voting power represented by the outstanding voting securities of the Corporation, such surviving entity or the entity that controls such surviving entity, or (b) a sale, lease or other conveyance of all or substantially all of the assets of the Corporation.

(d) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to shareholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

4. Conversion. The holders of the Series B Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a) Right to Convert. Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof (“Optional Conversion”), at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Series B Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price by the Conversion Price. In order to effect the Optional Conversion under this Paragraph 4(a), the holder must provide the Corporation a written notice of conversion (“Notice of Conversion”). The “Conversion Price” per share of Series B Preferred Stock shall initially be the Original Issue Price and shall be subject to adjustment as provided herein. The number of shares of Common Stock into which each share of Series B Preferred Stock of a series may be converted is hereinafter referred to as the “Conversion Rate” for such series. Upon any decrease or increase in the Conversion Price, as described in this Section 4, the Conversion Rate shall be appropriately increased or decreased.

(b) Automatic Conversion.
(i) Unless otherwise prohibited by any law, rule or regulation applicable to the Corporation, upon the date the Resale Registration Statement is declared effective by the SEC then each share of Series B Preferred (but not less than all) shall be automatically converted into a number of fully paid and nonassessable shares of Common Stock determined in accordance with the formula set forth in Paragraph 4(a)of this Certificate (the “Automatic Conversion”).

(ii) The Corporation and the holders of the Series B Preferred Stock shall follow the applicable conversion procedures set forth in this Paragraph 4 (including the requirement that the holders deliver the Series B Preferred Stock Certificates representing the Series B Preferred Stock being converted to the Corporation); provided, however, the holders of Series B Preferred Stock subject to Automatic Conversion shall not be required to deliver a Notice of Conversion to the Corporation. Nothing set forth in this Paragraph 4(b) shall prevent any holder of Series B Preferred Stock from exercising its right to convert pursuant to Paragraph 4(a).

(c) Mechanics of Conversion. In order to effect an Optional Conversion, a holder shall: (i) fax (or otherwise deliver) a copy of the fully executed Notice of Conversion to the Corporation (Attention: Secretary) and (ii) surrender or cause to be surrendered the original certificates representing the Series B Preferred Stock being converted (the “Preferred Stock Certificates”), duly endorsed, along with a copy of the Notice of Conversion as soon as practicable thereafter to the Corporation. Upon receipt by the Corporation of a facsimile copy of a Notice of Conversion from a holder, the Corporation shall promptly send, via facsimile, a confirmation to such holder stating that the Notice of Conversion has been received, the date upon which the Corporation expects to deliver the Common Stock issuable upon such conversion and the name and telephone number of a contact person at the Corporation regarding the conversion. The Corporation shall not be obligated to issue shares of Common Stock upon a conversion unless either the Preferred Stock Certificates are delivered to the Corporation as provided above, or the holder notifies the Corporation that such Preferred Stock Certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

(d) Delivery of Common Stock Upon Conversion. Upon the surrender of Preferred Stock Certificates accompanied by a Notice of Conversion, the Corporation (itself, or through its transfer agent) shall, no later than the tenth business day following the date of such surrender (or, in the case of lost, stolen or destroyed certificates, after provision of indemnity pursuant to Paragraph 4(c) above (the “Delivery Period”), issue and deliver (i.e., deposit with a nationally recognized overnight courier service postage prepaid) to the holder or its nominee (x) that number of shares of Common Stock issuable upon conversion of such shares of Series B Preferred Stock being converted and (y) a certificate representing the number of shares of Series B Preferred Stock not being converted, if any. Notwithstanding the foregoing, if the Corporation’s transfer agent is participating in the Depository Trust Corporation (“DTC”) Fast Automated Securities Transfer program, and so long as the certificates therefor do not bear a legend and the holder thereof is not then required to return such certificate for the placement of a legend thereon, the Corporation shall cause its transfer agent to promptly electronically transmit the Common Stock issuable upon conversion to the holder by crediting the account of the holder or its nominee with DTC through its Deposit Withdrawal Agent Commission system (“DTC Transfer”). If the aforementioned conditions to a DTC Transfer are not satisfied, the Corporation shall deliver as provided above to the holder physical certificates representing the Common Stock issuable upon conversion. Further, a holder may instruct the Corporation to deliver to the holder physical certificates representing the Common Stock issuable upon conversion in lieu of delivering such shares by way of DTC Transfer.

(e) Taxes. The Corporation shall pay any and all taxes that may be imposed upon it with respect to the issuance and delivery of the shares of Common Stock upon the conversion of the Series B Preferred Stock; provided, however, that the Corporation shall not be required to pay any tax which may be payable in respect to any transfer involved in the issue and delivery of shares of Common Stock upon conversion in a name other than that in which the shares of the Series B Preferred Stock so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax, or has established, to the satisfaction of the Corporation, that such tax has been paid.

(f) Fractional Shares. If any conversion of Series B Preferred Stock would result in the issuance of a fractional share of Common Stock (aggregating all shares of Series B Preferred Stock being converted pursuant to a given Notice of Conversion), such fractional share shall be payable in cash based upon the Closing Sales Price of the Common Stock at such time, and the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock shall be the next lower whole number of shares. If the Corporation elects not to, or is unable to, make such a cash payment, the holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

(g) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, without a corresponding subdivision of the Series B Preferred Stock, the Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately adjusted. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, without a corresponding combination of the Series B Preferred Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately adjusted.

(h) Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Series B Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series B Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately adjusted. In the event the outstanding shares of Series B Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series B Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately adjusted.

(i) Adjustments for Reclassification, Exchange and Substitution. Subject to Section 3 above (“Liquidation Rights”), if the Common Stock issuable upon conversion of the Series B Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Series B Preferred Stock shall have the right thereafter to convert such shares of Series B Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Series B Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(j) No Impairment. The Corporation will not through any reorganization, transfer of assets, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Series B Preferred Stock against impairment. Notwithstanding the foregoing, nothing in this Section 4(j) shall prohibit the Corporation from amending its Articles of Incorporation with the requisite consent of its shareholders and the Board of Directors.

(k) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series B Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series B Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Series B Preferred Stock.

(l) Waiver of Adjustment of Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of a majority of the outstanding shares of such series, voting separately as a class. Any such waiver shall bind all future holders of shares of Series B Preferred Stock.

(m)  Notices of Record Date. In the event that this Corporation shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the Corporation pursuant to Section 3(c);

then, in connection with each such event, this Corporation shall send to the holders of the Series B Preferred Stock at least 10 business days’ prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Series B Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the vote or written consent of the holders of a majority of the Series B Preferred Stock.

(n) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock and Preferred Stock solely for the purpose of effecting the conversion of the shares of the Series B Preferred Stock (including those issuable upon exercise of warrants), such number of its shares of Common Stock and Preferred Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, warrants and other securities; and if at any time the number of authorized but unissued shares of Common Stock and Series B Preferred Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Stock, warrants and other securities, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock and Series B Preferred Stock to such number of shares as shall be sufficient for such purpose.

5. Protective Provisions. Subject to the rights of series of Series B Preferred Stock which may from time to time come into existence, so long as any shares of Series B Preferred Stock are outstanding, this Corporation shall not without first obtaining the approval (by written consent, as provided by law) of the holders of at least two-thirds of the then outstanding shares of Series B Preferred Stock, voting together as a class:

(a) Increase or decrease (other than by redemption or conversion) the total number of authorized shares of Series B Preferred Stock;

(b) Effect an exchange, reclassification, or cancellation of all or a part of the Series B Preferred Stock, including a reverse stock split, but excluding a stock split;

(c) Effect an exchange, or create a right of exchange, of all or part of the shares of another class of shares into shares of Series B Preferred Stock; or

(d) Alter or change the rights, preferences or privileges of the shares of Series B Preferred Stock so as to affect adversely the shares of such series, including the rights set forth in this Certificate.

For clarification, issuances of additional authorized shares of Series B Preferred, under the terms herein, shall not require the authorization or approval of the existing shareholders of Series B Preferred Stock.

6. Reports. The Corporation shall mail to all holders of Series B Preferred Stock those reports, proxy statements and other materials that it mails to all of its holders of Common Stock.

7. Notices. In addition to any other means of notice provided by law or in the Corporation's Bylaws, any notice required by the provisions of this Certificate to be given to the holders of Series B Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder’s address appearing on the books of the Corporation.

The undersigned further declares under penalty of perjury under the laws of the State of Nevada that the matters set forth in this certificate are true and correct to his own knowledge.
Executed on November 14, 2007	/s/ Eric A. McAfee
Eric A. McAfee
Chief Executive Officer